UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2010

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

ANNOUNCEMENT

A’ REPEATED ANNUAL GENERAL MEETING OF SHAREHOLDERS

ATHENS, Greece – June 28, 2010 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today held its A’ Repeated 58th Annual General Meeting of Shareholders, in accordance with the invitation that had been published on 26/5/2010 and in line with the provisions of the Law and OTE’s Articles of Incorporation. During the meeting, where 60,36% of its shareholders were present, the majority of shareholders approved the following:

Amendments of article 2 (Object) of the Company’s Articles of Incorporation in force, for the purpose of expanding the Company’s business activities in the fields of TV, Radio Services and all related activities, as well as in the field of “green energy”.

In the Repeated Annual General Meeting of Shareholders, it was also announced that the company’s BoD, during its meeting on June 23, 2010, elected as new, non executive members Messers  Stathis Αnestis,  Nikolaos Κaramouzis,  Dimitris Tzouganatos,  Vassilis Fourlis  and Michail Bletsas in replacement of the resigned members I. Aivazis, C. Dimitriou, L. Evangelidis, K. Michalos and I. Benopoulos, for the rest of their term, that is until the Ordinary General Meeting of Shareholders in 2012.

Messers Michail Bletsas, Vassilis Fourlis, Dimitris Tzouganatos have been appointed as independent non executive members, according to L.3016/2002 as in force, as they replaced the resigned members Messers I. Benopoulos, K. Michalos and L. Evangelidis who had been appointed as independent non executive members during the Ordinary General Meeting of Shareholders on  June 26, 2009.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.
Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria and Romania. At present, companies in which OTE Group has an equity interest employ about 32,000 people in four countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.
Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:                 Dimitris Tzelepis - Head of Investor Relations

                        Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

                        Maria Kountouri - Assistant to the Head of Investor Relations

                        Tel: +30 210 611 5381, Email: mkountouri@ote.gr

                        Christina Hadjigeorgiou - Financial Analyst, Investor Relations

                        Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

                        Dimitris Tsatsanis - Financial Analyst, Investor Relations

                        Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

                        Daria Kozanoglou - Senior Comm. & Regulatory Affairs Officer, Investor Relations

                        Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

                        Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

                        Tel: +30 210 611 7236, Email: etourna@ote.gr

                        Eleni Agoglossaki - Communications & Regulatory Affairs Officer, Investor Relations

                        Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2009 filed with the SEC on June 7, 2010. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: June 28, 2010

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer